UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

TALECRIS BIOTHERAPEUTICS HOLDINGS CORP.
--------------------------------------------------------------------------------
(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE
--------------------------------------------------------------------------------
(Title of Class of Securities)

874227101
--------------------------------------------------------------------------------
(CUSIP Number)

December 31, 2009
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(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

              ☐ Rule 13d-1(b)
              ☐ Rule 13d-1(c)
              ☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 874227101

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons

Ampersand 1999 Limited Partnership 04-3459189
2	Check the Appropriate Box if a Member of a Group (See Instructions) Not Applicable.
(a) ☐
(b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization

Delaware
	5	Sole Voting Power

		0
Number of	6	Shared Voting Power
Shares
Beneficially		61,175,236*
Owned by	7	Sole Dispositive Power
Each Reporting
Person With		0
	8	Shared Dispositive Power

		61,175,236*
9	Aggregate Amount Beneficially Owned by Each Reporting Person

61,175,236*
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

	Not Applicable.	☐
11	Percent of Class Represented by Amount in Row (9)

51.1%*
12	Type of Reporting Person (See Instructions)

PN

*Based upon 119,781,056 shares of the Issuer’s common stock, $0.01 par value (the "Shares"), outstanding as of October 31, 2009 as set forth in the Issuer’s Form 10-Q filed with the SEC on November 9, 2009.  As of December 31, 2009, Talecris Holdings, LLC held in the aggregate 61,175,236 Shares.  Either directly or indirectly through one or more of the Funds (as defined below), the Reporting Persons may be deemed to beneficially own the Shares held by Talecris Holdings, LLC for purposes of Rule 13d-3 of the Securities Exchange Act of 1934.   Ampersand 1999 Limited Partnership ("Fund 1"), Ampersand 1999 Companion Fund Limited Partnership ("Fund 2”), Ampersand 2001 Limited Partnership ("Fund 3"), Ampersand 2001 Companion Fund Limited Partnership ("Fund 4") and Ampersand Plasma Holdings, L.L.C. ("Fund 5") (foregoing entities collectively referred to as the "Funds"), together own a 25.7% equity interest in Talecris Holdings, LLC.  AMP-99 Management Company Limited Liability is the general partner of Fund 1 and Fund 2, AMP-01 Management Company Limited Liability Company is the General Partner of Fund 3 and Fund 4, and Fund 3 is the Managing Member of Fund 5.  Each of the Reporting Persons disclaims beneficial ownership of the Shares except to the extent of its respective pecuniary interest therein.

CUSIP NO. 874227101

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons

Ampersand 2001 Limited Partnership 04-3556896
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization

Delaware
	5	Sole Voting Power

		0
Number of	6	Shared Voting Power
Shares
Beneficially		61,175,236*
Owned by	7	Sole Dispositive Power
Each Reporting
Person With		0
	8	Shared Dispositive Power

		61,175,236*
9	Aggregate Amount Beneficially Owned by Each Reporting Person

61,175,236*
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

	Not Applicable.	☐
11	Percent of Class Represented by Amount in Row (9)

51.1%*
12	Type of Reporting Person (See Instructions)

PN

* Based upon 119,781,056 shares of the Issuer’s common stock, $0.01 par value (the "Shares"), outstanding as of October 31, 2009 as set forth in the Issuer’s Form 10-Q filed with the SEC on November 9, 2009.  As of December 31, 2009, Talecris Holdings, LLC held in the aggregate 61,175,236 Shares.  Either directly or indirectly through one or more of the Funds (as defined below), the Reporting Persons may be deemed to beneficially own the Shares held by Talecris Holdings, LLC for purposes of Rule 13d-3 of the Securities Exchange Act of 1934.   Ampersand 1999 Limited Partnership ("Fund 1"), Ampersand 1999 Companion Fund Limited Partnership ("Fund 2”), Ampersand 2001 Limited Partnership ("Fund 3"), Ampersand 2001 Companion Fund Limited Partnership ("Fund 4") and Ampersand Plasma Holdings, L.L.C. ("Fund 5") (foregoing entities collectively referred to as the "Funds"), together own a 25.7% equity interest in Talecris Holdings, LLC.  AMP-99 Management Company Limited Liability is the general partner of Fund 1 and Fund 2, AMP-01 Management Company Limited Liability Company is the General Partner of Fund 3 and Fund 4, and Fund 3 is the Managing Member of Fund 5.  Each of the Reporting Persons disclaims beneficial ownership of the Shares except to the extent of its respective pecuniary interest therein.

CUSIP NO. 874227101

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons

AMP-99 Management Company Limited Liability Company 04-3459188
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization

Delaware
	5	Sole Voting Power

		0
Number of	6	Shared Voting Power
Shares
Beneficially		61,175,236*
Owned by	7	Sole Dispositive Power
Each Reporting
Person With		0
	8	Shared Dispositive Power

		61,175,236*
9	Aggregate Amount Beneficially Owned by Each Reporting Person

61,175,236*
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

	Not Applicable.	☐
11	Percent of Class Represented by Amount in Row (9)

51.1%*
12	Type of Reporting Person (See Instructions)

PN

* Based upon 119,781,056 shares of the Issuer’s common stock, $0.01 par value (the "Shares"), outstanding as of October 31, 2009 as set forth in the Issuer’s Form 10-Q filed with the SEC on November 9, 2009.  As of December 31, 2009, Talecris Holdings, LLC held in the aggregate 61,175,236 Shares.  Either directly or indirectly through one or more of the Funds (as defined below), the Reporting Persons may be deemed to beneficially own the Shares held by Talecris Holdings, LLC for purposes of Rule 13d-3 of the Securities Exchange Act of 1934.   Ampersand 1999 Limited Partnership ("Fund 1"), Ampersand 1999 Companion Fund Limited Partnership ("Fund 2”), Ampersand 2001 Limited Partnership ("Fund 3"), Ampersand 2001 Companion Fund Limited Partnership ("Fund 4") and Ampersand Plasma Holdings, L.L.C. ("Fund 5") (foregoing entities collectively referred to as the "Funds"), together own a 25.7% equity interest in Talecris Holdings, LLC.  AMP-99 Management Company Limited Liability is the general partner of Fund 1 and Fund 2, AMP-01 Management Company Limited Liability Company is the General Partner of Fund 3 and Fund 4, and Fund 3 is the Managing Member of Fund 5.  Each of the Reporting Persons disclaims beneficial ownership of the Shares except to the extent of its respective pecuniary interest therein.

CUSIP NO. 874227101

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons

AMP-01 Management Company Limited Liability Company 04-3557667
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization

Delaware
	5	Sole Voting Power

		0
Number of	6	Shared Voting Power
Shares
Beneficially		61,175,236*
Owned by	7	Sole Dispositive Power
Each Reporting
Person With		0
	8	Shared Dispositive Power

		61,175,236*
9	Aggregate Amount Beneficially Owned by Each Reporting Person

61,175,236*
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

	Not Applicable.	☐
11	Percent of Class Represented by Amount in Row (9)

51.1%*
12	Type of Reporting Person (See Instructions)

PN

* Based upon 119,781,056 shares of the Issuer’s common stock, $0.01 par value (the "Shares"), outstanding as of October 31, 2009 as set forth in the Issuer’s Form 10-Q filed with the SEC on November 9, 2009.  As of December 31, 2009, Talecris Holdings, LLC held in the aggregate 61,175,236 Shares.  Either directly or indirectly through one or more of the Funds (as defined below), the Reporting Persons may be deemed to beneficially own the Shares held by Talecris Holdings, LLC for purposes of Rule 13d-3 of the Securities Exchange Act of 1934.   Ampersand 1999 Limited Partnership ("Fund 1"), Ampersand 1999 Companion Fund Limited Partnership ("Fund 2”), Ampersand 2001 Limited Partnership ("Fund 3"), Ampersand 2001 Companion Fund Limited Partnership ("Fund 4") and Ampersand Plasma Holdings, L.L.C. ("Fund 5") (foregoing entities collectively referred to as the "Funds"), together own a 25.7% equity interest in Talecris Holdings, LLC.  AMP-99 Management Company Limited Liability is the general partner of Fund 1 and Fund 2, AMP-01 Management Company Limited Liability Company is the General Partner of Fund 3 and Fund 4, and Fund 3 is the Managing Member of Fund 5.  Each of the Reporting Persons disclaims beneficial ownership of the Shares except to the extent of its respective pecuniary interest therein.

Item 1.

(a) Name Of Issuer: Talecris Biotherapeutics Holdings Corp.

(b) Address of Issuer's Principal Executive Offices:

P.O. Box 110526
4101 Research Commons
79 T.W. Alexander Drive
Research Triangle Park, North Carolina 27709

Item 2.

(a) Name of Person Filing:

Ampersand 1999 Limited Partnership
Ampersand 2001 Limited Partnership
AMP-99 Management Company Limited Liability Company
AMP-01 Management Company Limited Liability Company

(b) Address of Principal Business Office or, if None, Residence:

55 William Street, Suite 240
Wellesley, MA 02481

(c) Citizenship: United States

(d) Title of Class of Securities: Common Stock, $0.01 par value

(e) CUSIP No.: 874227101

Item 3.                    If This Statement Is Filed Pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

                                Not Applicable.

Item 4.                   Ownership.

                    (a) Amount Beneficially Owned (as of December 31, 2009):

Based upon 119,781,056 shares of the Issuer’s common stock, $0.01 par value (the "Shares"), outstanding as of October 31, 2009 as set forth in the Issuer’s Form 10-Q filed with the SEC on November 9, 2009.  As of December 31, 2009, Talecris Holdings, LLC held in the aggregate 61,175,236 Shares.  Either directly or indirectly through one or more of the Funds (as defined below), the Reporting Persons may be deemed to beneficially own the Shares held by Talecris Holdings, LLC for purposes of Rule 13d-3 of the Securities Exchange Act of 1934.   Ampersand 1999 Limited Partnership ("Fund 1"), Ampersand 1999 Companion Fund Limited Partnership ("Fund 2”), Ampersand 2001 Limited Partnership ("Fund 3"), Ampersand 2001 Companion Fund Limited Partnership ("Fund 4") and Ampersand Plasma Holdings, L.L.C. ("Fund 5") (foregoing entities collectively referred to as the "Funds"), together own a 25.7% equity interest in Talecris Holdings, LLC.  AMP-99 Management Company Limited Liability is the general partner of Fund 1 and Fund 2, AMP-01 Management Company Limited Liability Company is the General Partner of Fund 3 and Fund 4, and Fund 3 is the Managing Member of Fund 5.  Each of the Reporting Persons disclaims beneficial ownership of the Shares except to the extent of its respective pecuniary interest therein.

                      (b) Percent of Class (as of December 31, 2009): 51.1%*

                      (c) Number of Shares as to which such person has:

                                (i) sole power to vote or to direct the vote: 0

                                (ii) shared power to vote or to direct the vote: 61,175,236*

                                (iii) sole power to dispose or to direct the disposition of: 0

                                (iv) shared power to dispose or to direct the disposition of: 61,175,236*

Item 5.          Ownership of Five Percent or Less of a Class

                      Not Applicable.

Item 6.          Ownership of More Than Five Percent on Behalf of Another Person

                      Not Applicable.

Item 7.          Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

                      Not Applicable.

Item 8.          Identification and Classification of Members of the Group

                      Not Applicable.

Item 9.          Notice of Dissolution of Group

                      Not Applicable.

Item 10.       Certification

                      Not Applicable.

________

*Based upon 119,781,056 shares of the Issuer’s common stock, $0.01 par value (the "Shares"), outstanding as of October 31, 2009 as set forth in the Issuer’s Form 10-Q filed with the SEC on November 9, 2009.  As of December 31, 2009, Talecris Holdings, LLC held in the aggregate 61,175,236 Shares.  Either directly or indirectly through one or more of the Funds (as defined below), the Reporting Persons may be deemed to beneficially own the Shares held by Talecris Holdings, LLC for purposes of Rule 13d-3 of the Securities Exchange Act of 1934.   Ampersand 1999 Limited Partnership ("Fund 1"), Ampersand 1999 Companion Fund Limited Partnership ("Fund 2”), Ampersand 2001 Limited Partnership ("Fund 3"), Ampersand 2001 Companion Fund Limited Partnership ("Fund 4") and Ampersand Plasma Holdings, L.L.C. ("Fund 5") (foregoing entities collectively referred to as the "Funds"), together own a 25.7% equity interest in Talecris Holdings, LLC.  AMP-99 Management Company Limited Liability is the general partner of Fund 1 and Fund 2, AMP-01 Management Company Limited Liability Company is the General Partner of Fund 3 and Fund 4, and Fund 3 is the Managing Member of Fund 5.  Each of the Reporting Persons disclaims beneficial ownership of the Shares except to the extent of its respective pecuniary interest therein.

SIGNATURE
---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

AMP-99 Management Company Limited Liability Company

By:	/s/ Richard A. Charpie
Richard A. Charpie, Principal Managing Member Dated: February 16, 2010

Ampersand 1999 Limited Partnership
By:	AMP-99 Management Company Limited Liability Company, its General Partner

By:	/s/ Richard A. Charpie
Richard A. Charpie, Principal Managing Member Dated: February 16, 2010

AMP-01 Management Company Limited Liability Company

By:	/s/ Richard A. Charpie
Richard A. Charpie, Principal Managing Member Dated: February 16, 2010

Ampersand 2001 Limited Partnership
By:	AMP-01 Management Company Limited Liability Company, its General Partner

By:	/s/ Richard A. Charpie
Richard A. Charpie, Principal Managing Member Dated: February 16, 2010